UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

TORM PLC
(Name of Issuer)

Class A common shares, par value $0.01 per share
(Title of Class of Securities)

G89479102
(CUSIP Number)

Richard Ting
General Counsel & Managing Director
Oaktree Capital Management, L.P.
333 S. Grand Avenue, 28th Floor
Los Angeles, CA 90071
(213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
OCM NJORD HOLDINGS S.À R.L

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,581,120

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
40,581,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,581,120

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.42%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated based upon 95,654,335 shares of Class A common stock, par value $0.01 per share (the “Class A Shares”) outstanding as of September 25, 2024, based on information provided by the issuer.

1	NAMES OF REPORTING PERSONS
OAKTREE CAPITAL MANAGEMENT GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,581,120

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
40,581,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,581,120

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.42%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated based upon 95,654,335 Class A Shares outstanding as of September 25, 2024, based on information provided by the issuer.

1	NAMES OF REPORTING PERSONS
OAKTREE CAPITAL HOLDINGS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,581,120

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
40,581,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,581,120

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.42%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Calculated based upon 95,654,335 Class A Shares outstanding as of September 25, 2024, based on information provided by the issuer.

1	NAMES OF REPORTING PERSONS
OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,581,120

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
40,581,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,581,120

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.42%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Calculated based upon 95,654,335 Class A Shares outstanding as of September 25, 2024, based on information provided by the issuer.

1	NAMES OF REPORTING PERSONS
BROOKFIELD ASSET MANAGEMENT ULC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,581,120

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
40,581,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,581,120

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.42%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated based upon 95,654,335 Class A Shares outstanding as of September 25, 2024, based on information provided by the issuer.

1	NAMES OF REPORTING PERSONS
BROOKFIELD CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,581,120

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
40,581,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,581,120

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.42%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated based upon 95,654,335 Class A Shares outstanding as of September 25, 2024, based on information provided by the issuer.

1	NAMES OF REPORTING PERSONS
BROOKFIELD ASSET MANAGEMENT LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,581,120

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
40,581,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,581,120

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.42%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated based upon 95,654,335 Class A Shares outstanding as of September 25, 2024, based on information provided by the issuer.

1	NAMES OF REPORTING PERSONS
BAM PARTNERS TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,581,120

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
40,581,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,581,120

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.42%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated based upon 95,654,335 Class A Shares outstanding as of September 25, 2024, based on information provided by the issuer.

Item 1.	Security and Issuer

This Amendment No. 14 (“Amendment No. 14”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on February 5, 2018, as amended by Amendment No. 1 thereto filed March 27, 2020, Amendment No. 2 thereto filed May 19, 2020, Amendment No. 3 thereto filed June 5, 2020, Amendment No. 4 thereto filed June 17, 2020, Amendment No. 5 thereto filed September 14, 2020, Amendment No. 6 thereto filed April 26, 2023, Amendment No. 7 thereto filed June 12, 2023, Amendment No. 8 thereto filed December 4, 2023, Amendment No. 9 thereto filed January 9, 2024, Amendment No. 10 thereto filed January 18, 2024, Amendment No. 11 thereto filed March 14, 2024, Amendment No. 12 thereto filed April 8, 2024, and Amendment No. 13 thereto filed June 3, 2024 (the “Original 13D,” and together with Amendment No. 14, the “Schedule 13D”) with respect to the Class A Shares of the Issuer. The Issuer is a foreign private issuer as defined in Rule 3b-4 of the Act and its principal executive offices are at Birchin Court, 20 Birchin Lane, London, EC3V 9DU, United Kingdom.

Item 2 Identity and Background

Item 2(e) of the Schedule 13D is hereby amended and restated in its entirety as follows:

On September 25, 2024, the SEC accepted an offer by Oaktree Capital Management LP, an affiliate of the Reporting Persons, to resolve an investigation involving Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rules 13d-2 and 16a-3 thereunder, which require certain investors, like the Reporting Persons, that beneficially own the registered equity securities of a public company to file reports with the SEC of their beneficial ownership in the equity of the company, including changes in their beneficial ownership, within specified timeframes.  Oaktree Capital Management LP cooperated immediately and fully with the SEC’s investigation, and, without admitting or denying the SEC’s findings, in a settled proceeding agreed to cease and desist from committing or causing any violations and any future violations of Sections 13(d) and 16(a) of the Exchange Act and Rules 13d-2 and 16a-3 thereunder and to pay a $375,000 penalty.

Item 5.          Interest in Securities of the Issuer

Item 5 (a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Ownership percentages set forth in this Schedule 13D assume 95,654,335 Class A Shares outstanding as of September 25, 2024, which is based on information provided by the Issuer. As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 40,581,120 Class A Shares, which represents approximately 42.42% of the total outstanding Class A Shares.

(c)

On October 2, 2024, the Reporting Persons sold 3,528,866 Class A Shares pursuant to Rule 144.  The Reporting Persons have not effected any other transactions in the Common Stock since the filing of Amendment No. 13. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that such person is the beneficial owner of any of the Class A Shares referred to herein for purposes of the Act, or for any other purpose.

Item 7.	Materials to be Filed as Exhibits

Exhibit	Description
A.	Joint Filing Agreement, dated as of December 4, 2023, by and among the Reporting Persons, incorporated by reference to Exhibit A to Amendment No. 8 to the Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2024

OCM NJORD HOLDINGS S.À R.L.

By:	/s/ Martin Eckel
Name:	Martin Eckel
Title:	Manager

OAKTREE CAPITAL MANAGEMENT GP, LLC

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE CAPITAL HOLDINGS, LLC

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

BROOKFIELD ASSET MANAGEMENT ULC

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Managing Director, Legal & Regulatory

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name:	Swati Mandava
Title:	Managing Director, Legal & Regulatory

BROOKFIELD ASSET MANAGEMENT LTD.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Managing Director, Legal & Regulatory

BAM PARTNERS TRUST

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary